

October 22, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Investment Managers Series Trust II
        Issuer CIK:        0001587982
        Issuer File Number:        333-191476 / 811-22894
        Form Type:        8-A12B
        Filing Date:        October 22, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tradr 2X Long DASH Daily ETF, Tradr 2X Long OPEN Daily ETF, Tradr 2X Long IREN Daily ETF, Tradr 2X Long BLSH Daily ETF, Tradr 2X Long WULF Daily ETF, Tradr 2X Long NEM Daily ETF, Tradr 2X Long FLY Daily ETF, Tradr 2X Long SRPT Daily ETF and Tradr 2X Long QS Daily ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications